FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of November


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




BG Group plc
9 November 2004
                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Company

BG Group plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees Limited - 19,256,418
Bank of New York Nominees - 4,763,370
Northern Trust - 1,155,052
Chase Nominees Ltd - 58,940,404
BT Globenet Nominees Ltd - 1,765,961
Midland Bank plc - 18,020,518
Cede & Co. - 107,300
Deutsche Bank Mannheim - 3,000
Bankers Trust - 5,408,000
Barclays Bank - 888,500
Citibank London - 29,300
Royal Trust - 32,900
Nortrust Nominees - 16,509,869
Royal Bank of Scotland - 198,500
MSS Nominees Limited - 149,300
State Street Bank & Trust Co - 104,800
Citibank - 30,300
RBSTB Nominees Ltd - 4,700
Citibank NA - 121,700
Deutsche Bank AG - 8,800
HSBC Bank plc - 21,400
Mellon Bank NA - 418,000
ROY Nominees Limited - 212,800
Mellon Nominees (UK) Limited - 4,245,348
HSBC - 95,400
JP Morgan Chase Bank - 4,067,779
TOTAL Capital Guardian Trust Company 136,559,419

State Street Nominees Limited - 1,242,086
Bank of New York Nominees - 17,015,384
Northern Trust - 5,303,241
Chase Nominees Ltd - 10,153,694
Midland Bank plc - 585,400
Bankers Trust - 806,077
Barclays Bank - 512,000
Citibank London - 1,753,168
Morgan Guaranty - 792,400
Nortrust Nominees - 12,819,331
Royal Bank of Scotland - 989,800
MSS Nominees Limited - 127,600
State Street Bank & Trust Co - 3,468,380
National Westminster Bank - 199,400
Lloyds Bank - 58,600
Citibank NA - 61,100
Deutsche Bank AG - 3,226,407
HSBC Bank plc - 3,056,089
Mellon Bank NA - 733,265
Northern Trust AVFC - 544,454
KAS UK - 177,653
Mellon Nominees (UK) Limited - 355,100
Bank One London - 498,400
Clydesdale Bank plc - 151,400
JP Morgan Chase Bank - 44,000
TOTAL Capital International Limited 64,674,429

State Street Nominees Limited - 26,800
Bank of New York Nominees - 29,600
Chase Nominees Ltd - 3,767,871
Credit Suisse London Branch - 43,100
Midland Bank plc - 742,300
Barclays Bank - 860,700
Pictet & Cie, Geneva - 39,500
Citibank London - 69,200
Brown Bros - 91,100
Nortrust Nominees - 19,900
Morgan Stanley - 27,700
Royal Bank of Scotland - 253,911
J.P. Morgan - 2,194,037
State Street Bank & Trust Co. - 225,200
National Westminster Bank - 116,600
Lloyds Bank - 117,459
RBSTB Nominees Ltd - 98,100
Citibank NA - 39,200
Deutsche Bank AG - 214,000
HSBC Bank plc - 330,517
HSBC - 31,400
TOTAL Capital International SA 9,338,195

State Street Nominees Limited - 7,923,727
Bank of New York Nominees - 1,597,796
Northern Trust - 137,900
Chase Nominees Ltd - 8,045,420
Midland Bank plc - 333,600
Bankers Trust - 52,900
Citibank London - 130,400
Brown Bros. - 250,700
Nortrust Nominees - 1,159,313
Royal Bank of Scotland - 213,000
State Street Bank & Trust Co. - 732,132
Sumitomo Trust and Banking - 84,200
Citibank - 109,877
RBSTB Nominees Ltd - 46,000
Citibank NA - 1,231,432
HSBC Bank plc - 315,137
JP Morgan Chase Bank - 678,200
TOTAL Capital International Inc 23,041,734

State Street Nominees Limited - 44,871,707
Chase Nominees Ltd - 2,575,300
TOTAL Capital Research and Management Company 47,447,007


5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary Shares of 10 pence each

10. Date of transaction

N/A

11. Date company informed

8 November 2004

12. Total holding following this notification

281,060,784 ordinary shares of 10p each

13. Total percentage holding of issued class following this notification

7.95%

14. Any additional information

Previously notified 8.89% on 26 October 2004

Shares in issue as at 9 November 2004 - 3,534,262,359

15. Name of contact and telephone number for queries

Carol Inman - 0118 935 3222

16. Name of authorised company official responsible for making this notification

Carol Inman
Assistant Secretary
BG Group plc

9 November 2004

www.bg-group.com



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 9 November 2004                            By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary